CANWEST MEDIA INC.
INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED May 31, 2009 AND 2008

July 9, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2009 AND 2008

This Management Discussion and Analysis (“MD&A”) contains certain comments or forward-looking statements about our objectives, strategies, financial conditions, results of operations and businesses. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets we operate in, and on various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled “Risk Factors” contained in our 20-F for the year ended August 31, 2008 filed by Canwest Media Inc. with the Securities and Exchange Commissions in the United States (available on EDGAR at www.edgar.com) and risks related to our going concern which are discussed herein. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

TABLE OF CONTENTS

OVERVIEW	3
KEY FACTORS AFFECTING SEGMENT REVENUE AND OPERATING INCOME	3
Television Broadcast	3
Publishing	3
Out-of-home Advertising	4
Foreign Currency Effects	4
Seasonality	4
INTERNAL CONTROL OVER FINANCIAL REPORTING	4
OPERATING RESULTS	4
Introductory Note	4
For the Three Months Ended May 31, 2009	5
Consolidated Results	5
Segment Results	8
For the Nine Months Ended May 31, 2009	10
Consolidated Results	10
Segment Results	13
CONSOLIDATED QUARTERLY FINANCIAL RESULTS	15
LIQUIDITY AND CAPITAL RESOURCES	15
Going Concern	15
Sources of Funds	17
Subsequent Event	18
Uses of Funds	18
Debt	19
FINANCIAL INSTRUMENTS	23
INDUSTRY RISKS AND UNCERTAINTIES	23
OFF BALANCE SHEET ARRANGEMENTS AND GUARANTEES	24
RELATED PARTY TRANSACTIONS	24
CRITICAL ACCOUNTING ESTIMATES	25
Broadcast Rights	25
Goodwill and Intangible Assets	25
CHANGES IN ACCOUNTING POLICIES	26
Credit Risk and the Fair Value of Financial Risks and Financial Liabilities	26
Assessing Going Concern	26
Inventories	26
FORTHCOMING CHANGES IN ACCOUNTING POLICIES	26
Goodwill and Intangible Assets	26
Business Combinations	27
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES	27

OVERVIEW

Canwest Media Inc. (“The Company, we, us or our”) is an international media company and is one of Canada’s largest media companies. We are Canada’s largest publisher of English language daily newspapers, and own, operate and/or hold substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, websites and networks in Canada and Australia.

KEY FACTORS AFFECTING SEGMENT REVENUE AND OPERATING INCOME

Television Broadcast
We have three television segments. Our Canadian television segment includes our television networks in Canada as well as TVtropolis and our five Canadian specialty television channels. The CW Media television segment includes the operations of Canadian specialty television channels held by CW Investments Co. (“CW Media”) which were equity accounted until December 20, 2007, when the Canadian Radio-television and Telecommunications Commission (“CRTC”) approved the transfer of effective control, after which the balance sheet and the results from operations were consolidated. Our Australian television segment includes our interest in Ten Network Holdings Limited (“Ten Holdings”), which owns and operates Ten Television Network (“Network TEN”).

We generate the majority of our television revenue from the sale of advertising, with the remainder generated from subscriber revenue earned by our specialty channels. Subscriber revenue is recorded monthly based on subscriber levels. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenue on the ratings performance of our television programs makes our television revenue less predictable than our publishing revenue.

For the remainder of fiscal 2009, we expect our advertising revenue for our Canadian television and CW Media television operations to be negatively affected by continued weak economic conditions. In general, we expect to sustain or improve the ratings performance of our television channels as it relates to our audience share and that the performance of our specialty television channels will continue to outpace that of our conventional television channels. We expect that subscriber revenue which makes up approximately 4% of our Canadian television revenue and 41% of our CW Media television revenue will remain stable. In Australia, we expect television advertising revenue to continue to be negatively affected by continued weak economic conditions.

Publishing
Our publishing segment includes the publication of a number of newspapers and magazines, including metropolitan daily newspapers as well as the operation of canada.com and other internet operations. All of our publishing operations with the exception of the National Post are held by the Canwest Limited Partnership (“Limited Partnership”). Our publishing revenue is primarily earned from newspaper advertising, circulation revenue from our newspapers and digital advertising revenue from our internet operations. Our newspaper and interactive advertising revenue are a function of the volume or linage of advertising sold and the rates we charge. Circulation revenue is produced from home-delivery subscriptions for our newspapers and single-copy sales at retail outlets and vending machines. Circulation revenue is a function of the number of newspapers we sell and the average per copy prices we charge.

For the remainder of fiscal 2009, we expect the challenging advertising market to continue as a result of continued weak economic conditions. In this environment, we expect revenue growth from our online revenue to continue, but this growth will not offset the declines in our newspaper revenue which are expected to continue. We expect that our circulation revenue will remain relatively constant due to increased price per copy of our publications. We expect newsprint prices, which increased during the first nine months of 2009, to decrease for the remainder of fiscal 2009. We expect our other expenses to decrease over the remainder of fiscal 2009. Salary costs will decrease slightly as normal salary escalations will be more than offset by a lower number of employees. Distribution costs will decrease due to lower insert volumes.

Out-of-home Advertising
Our Out-of-home advertising segment consists of Network TEN’s wholly owned subsidiary, Eye Corp, which generates revenue from the sale of out-of-home advertising. Eye Corp’s advertising revenue is a function of overall out-of-home advertising demand and rates. Eye Corp’s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp’s displays. For the remainder of fiscal 2009, we expect a challenging advertising market as a result of weaker global economic conditions.

Foreign Currency Effects
We operate internationally and have exposure arising from our Australia operations. Our Australia operations expose our revenue and operating expenses to fluctuations between the Canadian dollar and the Australian dollar. A decline in value of the Canadian dollar against the currency increases the Canadian dollar equivalent of the revenue and expenses we record in the currency. An increase in the Canadian dollar has the opposite effect.

During the nine months ended May 31, 2009, the Canadian dollar appreciated against the Australian dollar by 7% as compared to currency translation rates for the same period in the prior year.

Seasonality
Our advertising revenue is seasonal. Revenue is typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the nine months ended May 31, 2009 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

OPERATING RESULTS

Introductory Note
Segment operating profit
In the discussion that follows, we provide information concerning our segment operating profit. See note 20, Segment Information, to our interim unaudited consolidated financial statements. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

Operating income before amortization
We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under GAAP. Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may not be comparable to similarly titled measures used by other companies. A reconciliation of operating income before amortization to net earnings (loss), which is the most closely comparable GAAP measure, is provided in the “Reconciliation of Non-GAAP Financial Measures” section of this MD&A.

For the Three Months Ended May 31, 2009
Following is a table summarizing segment results for the three months ended May 31, 2009 and 2008. See note 20, Segment Information, to our interim unaudited consolidated financial statements:

	Revenue		Segment Operating Profit
	$2009 000	$2008(1) 000	$2009 000	$2008(1) 000
Operating Segments
Publishing	268,643	332,992	45,789	79,050
Television
Canada	174,755	182,658	20,938	38,633
CW Media	101,144	98,542	53,043	37,488
	275,899	281,200	73,891	76,121
Australia	150,733	194,134	4,964	34,747
	426,632	475,334	78,945	110,868
Out-of-home	31,786	40,750	(1,269)	1,124
Inter-segment revenue	(224)	(2,916)	-	-
Corporate and other	-	-	(5,857)	(9,269)
	726,837	846,160	117,608	181,773
Restructuring expenses	-	-	(14,948)	(4,018)
Broadcast rights impairments			(5,026)	-
Retirement plan curtailment expense	-	-	(31,300)	-
Total revenue(2)	726,837	846,160
Operating income before amortization			66,334	177,755

(1)	Revised to reflect the classification of our United Kingdom and Turkey radio segments and The New Republic as discontinued operations.
(2)	Revenue consists of advertising revenue of $604 million (2008 - $725 million) and circulation and subscriber revenue of $117 million (2008 - $114 million).

Consolidated Results
Revenue. Consolidated revenue decreased by $119 million, or 14%, to $727 million for the three months ended May 31, 2009 as compared to $846 million for the same period in fiscal 2008. The decrease reflects soft advertising markets and was prevalent across all operating segments with the exception of CW Media where revenue increased by 3%.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization decreased by $8 million, or 1%, to $661 million for the three months ended May 31, 2009 as compared to $668 million for the same period in fiscal 2008. Included in operating expenses is a 7% increase related to Canadian television offset by operating expense decreases in Publishing of 12%, CW Media of 21%,  Australia television of 9% and Out-of-home of 17%. Operating expenses include charges of $51 million related to restructuring initiatives, program impairments and retirement plan curtailment expense.

Operating income before amortization. Consolidated operating income before amortization decreased by $111 million, or 63%, to $66 million for the three months ended May 31, 2009 as compared to $178 million for the same period in fiscal 2008. The decrease in operating income before amortization reflects the decline in revenue in our Publishing, Canadian and Australian television and Out-of-home segments partly offset by increased revenue in CW Media television and reduced operating expenses in our Publishing, CW Media and Australian television and Out-of-home segments.

Amortization. Amortization of intangible assets remained consistent at $2 million for the three months ended May 31, 2009 compared to the same period in fiscal 2008. Amortization of property and equipment decreased to $25 million for the three months ended May 31, 2009 compared to $29 million for the same period in fiscal 2008 as a result of reduced capital expenditures.

Interest expense. Interest expense was $88 million for the three months ended May 31, 2009 compared to $79 million in the same period in fiscal 2008. The interest expense for the three months ended May 31, 2009 included charges of $56 million related to the termination of derivative instruments that were previously accounted for as cash flow hedges, partly offset by a recovery of $52 million related to a change in the expected cash flows of the 8% senior subordinated notes. The remaining increase is due to increases in outstanding debt and higher effective interest rates.

Accretion of long-term liabilities. For the three months ended May 31, 2009, we have recorded an accretion expense of $28 million compared to $26 million in the same period in fiscal 2008 related to the discounting of certain long-term liabilities which are accreted to their estimated value over the term of these liabilities. The charge is primarily related to the Goldman Sachs puttable interest in CW Investments which is classified as a financial liability with an estimated accretion rate of 19%. We estimate the fair value of the puttable interest liability based on management’s forecasts.

Interest rate and foreign currency swap losses. For the three months ended May 31, 2009, we recorded a net loss of $177 million, compared to $20 million in the same period in fiscal 2008, to adjust the book value of certain swap instruments to fair value at the balance sheet date. This relates to fair value hedge adjustments and swaps that do not qualify for hedge accounting, primarily because the related debt has been settled or where hedge accounting has been discontinued. During the three months ended May 31, 2009, the Limited Partnership ceased using hedge accounting which resulted in a loss on interest rate and foreign currency swap of $180 million.

Foreign exchange gains. We recorded net foreign exchange gains of $368 million for the three months ended May 31, 2009 primarily related to U.S. dollar denominated debt that is not hedged. During the three months ended May 31, 2009, as a result of the termination of our hedges related to the Canwest Media Inc. and the Limited Partnership debt, we recorded foreign currency gains of $296 million. For the three months ended May 31, 2008, we recorded net foreign exchange gains of $1 million primarily related to inter-company advances to our Turkish operations and U.S. dollar denominated debt that is not hedged.

Investment gains, losses and write-downs. We recorded a nominal investment gain for the three months ended May 31, 2009. Investment losses in the three months ended May 31, 2008 totaled $22 million and primarily related to an impairment loss in the value of an investment in a publicly traded company.

Loan impairment..  During the three months ended May 31, 2009, we determined that Canwest, our parent company, did not have the resources to repay the Intercompany advance from us and accordingly, we recorded a provision for loan impairment of $53 million against their loans.

Impairment loss on goodwill. We recorded an impairment loss on goodwill of $247 million for the three months ended May 31, 2009. The loss reflected an impairment of goodwill in the Publishing reporting unit due to lower future profit expectations as a result of the current outlook for the advertising market for these operations.

Income taxes. For the three months ended May 31, 2009, we recorded income tax recovery of $35 million. The effective tax rate was different than our statutory rate of 31% as a result of adjustments in the income tax expense including: $77 million expense related to goodwill and intangible asset impairments and $8 million related to non-deductible accretion expense. These adjustments were party offset by $24 million related to decreases in valuation allowance on future tax assets, $17 million recovery related to non-taxable portion of capital gains and $20 million recovery related to uncertain tax positions. See note 9 to the interim unaudited consolidated financial statements for additional information.

Minority interest. For the three months ended May 31, 2009, we recorded minority interest recovery of $3 million related to the 43% minority interest in Ten Holdings and minority interest charges of $6 million related to certain specialty television stations not wholly-owned by Canadian and CW Media television segments. The minority interest charge related to Ten Holdings decreased compared to the same period in fiscal 2008 because Ten Holdings recorded a net loss for the three months ended May 31, 2009.

Interest in equity accounted affiliates. For the three months ended May 31, 2009 and 2008, we recorded interest in equity accounted affiliates of less than $1 million related to certain specialty television channels that we do not control.

Net loss from continuing operations. Our net loss from continuing operations for the three months ended May 31, 2009 was $154 million compared to a net loss of $23 million for the same period in fiscal 2008.

Discontinued operations. For the three months ended May 31, 2009 net income from discontinued operations was nominal compared to a loss of $1 million for the same period in fiscal 2008 reflecting income from our Turkey radio segment, which was sold in June 2009 offset by the losses of the United Kingdom radio segment, which was sold in July 2008, and The New Republic, which was sold in March 2009. The sale transaction for the Turkey radio segment resulted in a loss on sale of $9 million.

Net loss. Our net loss for the three months ended May 31, 2009 was $163 million compared to a net loss of $24 million for the same period in fiscal 2008.

Segment Results
Publishing
Revenue. Revenue decreased by $64 million, or 19%, to $269 million for the three months ended May 31, 2009 as compared to $333 million for the same period in fiscal 2008. Advertising revenue decreased by 25% for the three months ended May 31, 2009 compared to the same period in fiscal 2008 as a result of declines in all major advertising categories. Circulation revenue for the three months ended May 31, 2009 decreased by 1% as compared to the same period in fiscal 2008 as a 7% decrease in circulation volume was partly offset by higher average per copy prices. Circulation revenue as a percentage of total revenue for the Publishing segment was approximately 23% for the three months ended May 31, 2009 compared to 19% for the same period in fiscal 2008.

Operating expenses. Operating expenses decreased by $31 million, or 12%, to $223 million for the three months ended May 31, 2009 as compared to $254 million for the same period in fiscal 2008. The decreases primarily result from cost containment activities that include lower wage costs as a result of employee severance, reductions in distribution costs and marketing and promotions expenses. Expense reductions included a 13% decrease in newsprint expense, reflecting a 26% decrease in newsprint consumption partly offset by a 17% increase in newsprint prices.

Segment operating profit. Segment operating profit for the three months ended May 31, 2009 decreased by $33 million, or 42%, to $46 million as compared to $79 million for the same period in fiscal 2008. The decrease resulted primarily from decreased revenue as discussed above.

Canadian television
Revenue. Revenue from our Canadian television operating segment decreased by $8 million or 4% to $175 million for the three months ended May 31, 2009 as compared to $183 million for the same period in fiscal 2008. This reflected a 5% decline in conventional television advertising revenue resulting from the current economic downturn.

Decreases in conventional television advertising revenue were partly offset by a 5% increase in advertising revenue of our specialty channels. Subscriber revenue from our specialty channels decreased by 7% for the three months ended May 31, 2009 as compared to the same period in fiscal 2008, due to the shut down of the CoolTV channel in the fourth quarter of fiscal 2008 and the Xtreme Sports channel during the first quarter of fiscal 2009.

Operating expenses. For the three months ended May 31, 2009, operating expenses (including selling, general and administrative expenses) of our Canadian television operations of $154 million were $10 million, or 7% higher than the same period in fiscal 2008, from an increase of 26% in program amortization partly offset by lower staffing levels due to the digital news initiative, merger synergies, restructuring activities and reductions of marketing and promotion costs. Program amortization was reduced in fiscal 2008 due to the writers’ strike.

Segment operating profit. The Canadian television segment reported segment operating income of $21 million for the three months ended May 31, 2009 as compared to $39 million in the same period in fiscal 2008, reflecting the decrease in revenue and increases in expenses described above.

CW Media television
Revenue. Revenue from our CW Media television operating segment increased by $3 million or 3% to $101 million for the three months ended May 31, 2009 as compared to $99 million for the same period in fiscal 2008. This reflected an increase in subscriber revenue of 10% partly offset by a 3% decrease in advertising revenue.

Operating expenses. For the three months ended May 31, 2009, operating expenses (including selling, general and administrative expenses) of our CW Media operations of $48 million were 21% lower compared to the same period in fiscal 2008, primarily as a result of lower programming amortization and staffing costs.

Segment operating profit. The CW Media television segment operating income of $53 million for the three months ended May 31, 2009 was $16 million or 41% higher than the same period in fiscal 2008 primarily reflecting the increase in revenue and expense decreases described above.

Australian television
Revenue. Revenue from our Australian television segment decreased by 22% to $151 million for the three months ended May 31, 2009 from $194 million for the same period in fiscal 2008. In local currency, revenue decreased by 16%, reflecting the impact of the deterioration of the advertising market. The effect of the weakening currency relative to the Canadian dollar decreased revenue by $13 million for the three months ended May 31, 2009.

Operating expenses. Segment operating expenses decreased 9% to $146 million for the three months ended May 31, 2009 as compared to $159 million for the same period in fiscal 2008. This reflected a 1% decrease in operating expenses in the local currency, primarily reflecting management’s efforts to contain costs. The effect of the weakening currency relative to the Canadian dollar decreased operating expenses by $12 million for the three months ended May 31, 2009.

Segment operating profit. Segment operating profit decreased by 86% to $5 million for the three months ended May 31, 2009 as compared to $35 million for the same period last year as a result of the decrease in revenue partly offset by decreases in expenses described above.

Out-of-home advertising. Revenue from our Out-of-home advertising segment decreased by 22%, or $9 million, to $32 million for the three months ended May 31, 2009 as compared to the same period in fiscal 2008. In local currency, revenue decreased by 15% compared to May 31, 2008, primarily as a result of the weakening economies in which it operates. The effect of the weakening currency relative to the Canadian dollar decreased revenue by $3 million for the three months ended May 31, 2009. Our segment operating loss from the Out-of-home advertising operations was $1 million for the three months ended May 31, 2009 as compared to operating income of $1 million in the same period in fiscal 2008.

Corporate and other. Corporate expenses decreased by $3 million or 37% to $6 million for the three months ended May 31, 2009 as compared to $9 million for the same period in fiscal 2008. The reduction is primarily a result of lower payroll and benefit costs and a reduction in discretionary spending.

Restructuring. During the first quarter, we announced initiatives to reduce staffing levels in our Canadian television, CW Media television and Publishing operations by 600 positions. During the three months ended May 31, 2009 we accrued $3 million related to these initiatives. Restructuring also includes $12 million related to professional costs associated with the ongoing corporate recapitalization activities. See note 8 of our interim unaudited consolidated financial statements for additional information.

Broadcast rights impairments. During the three months ended May 31, 2009, we continued to evaluate the valuation of broadcast rights in the E! Network and wrote down broadcast rights by $5 million.

Retirement plan curtailment expense. During the three months ended May 31, 2009, one of the retirement plans was curtailed and as a result, we recorded a charge of $31 million. The obligation under this retirement plan was secured by a letter of credit which was called by the plan’s trustee in June 2009.

For the Nine Months Ended May 31, 2009
Following is a table summarizing segment results for the nine months ended May 31, 2009 and May 31, 2008. See note 20, Segment Information, to our interim unaudited consolidated financial statements:

	Revenue		Segment Operating Profit
	$2009 000	$2008(1) 000	$2009 000	$2008(1) 000

Operating Segments
Publishing	861,347	999,341	152,073	241,850
Television
Canada	520,960	543,946	52,395	63,701
CW Media	294,702	279,439	129,156	101,491
	815,662	823,385	181,551	165,192
Australia	464,678	575,122	98,696	173,353
	1,280,340	1,398,507	280,247	338,545
Out-of-home	102,780	122,107	(1,267)	5,972
Inter-segment revenue	(1,402)	(5,192)	-	-
Corporate and other	-	-	(20,720)	(28,020)
	2,243,065	2,514,763	410,333	558,347
Restructuring expenses	-	-	(49,242)	(20,274)
Broadcast rights impairments	-	-	(45,222)	-
Retirement plan curtailment expense	-	-	(31,300)	-
	2,243,065	2,514,763	284,569	538,073
Elimination of equity accounted affiliates(2)	-	(108,767)	-	(44,440)
Total revenue(3)	2,243,065	2,405,996	-	-
Operating income before amortization			284,569	493,633

(1)	Revised to reflect the classification of our United Kingdom and Turkey radio segments and The New Republic as discontinued operations.
(2)	Elimination of our equity interest in regulated entities of CW Media.
(3)	Revenue consists of advertising revenue of $1,894 million (2008 - $2,115 million) and circulation and subscriber revenue of $349 million (2008 - $291 million).

Consolidated Results
Revenue. Consolidated revenue decreased by $163 million, or 7%, to $2,343 million for the nine months ended May 31, 2009 as compared to $2,406 million for the same period in fiscal 2008. Consolidated revenue for the nine months ended May 31, 2008 does not include revenue from CW Media which was equity accounted while its operations were held in trust. Compared to last year, including the CW Media in-trust operations, consolidated revenue decreased by $272 million or 11%. The decrease primarily reflects softening advertising markets and was prevalent across all operating segments with the exception of CW Media where revenue increased by 5%.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization increased $46 million, or 2%, to $1,958 million for the nine months ended May 31, 2009 as compared to $1,912 million for the same period in fiscal 2008. Compared to the nine months ended May 31, 2008 including the CW Media in-trust operating expenses, consolidated expenses were 1% lower. This reflects decreases in Publishing of 6%, Canadian television, CW Media and Australian television of 2%, 7% and 9% respectively, and Out-of-home advertising by 10%. Operating expenses include charges totaling $126 million related to restructuring initiatives, broadcast rights impairments and retirement plan curtailment expense.

Operating income before amortization. Consolidated operating income before amortization decreased by $209 million, or 42% to $285 million for the nine months ended May 31, 2009 as compared to $494 million for the same period in fiscal 2008. Compared to the nine months ended May 31, 2008, including CW Media in-trust operation, consolidated operating income before amortization decreased by $254 million, or 47%. The decrease in operating income before amortization reflects the decline in our Publishing, Canadian and Australian television, and Out-of-home segments partly offset by CW Media television.

Amortization. Amortization of intangibles was $6 million for the nine months ended May 31, 2009 as compared to $7 million the same period in fiscal 2008. Amortization of property and equipment was $79 million for the nine months ended May 31, 2009 as compared to $82 million for the nine months ended May 31, 2009 reflecting reduced capital expenditures.

Interest expense. Interest expense was $245 million for the nine months ended May 31, 2009 compared to $238 million in the same period in fiscal 2008. The interest expense for the nine months ended May 31, 2009 included adjustments of $56 million on the termination of derivative instruments that were previously accounted for as cash flow hedges partly offset by a recovery of $52 million related to a change in the expected cash flows of the 8% senior subordinated notes. The remaining increase is due to increases in outstanding debt and higher effective interest rates.

Accretion of long-term liabilities. For the nine months ended May 31, 2009, we have recorded an accretion expense of $66 million compared to $74 million in the same period in fiscal 2008 related to the discounting of certain long-term liabilities which are accreted to their estimated value over the term of these liabilities. The charge is primarily related to the Goldman Sachs puttable interest in CW Investments which is classified as a financial liability with an estimated accretion rate of 19%. We estimate the fair value of the puttable interest liability based on management’s forecasts. Included in accretion expense for the nine months ended May 31, 2009, is a credit of $18 million from the adjustment to the future estimated cash flows.

Interest rate and foreign currency swap losses. For the nine months ended May 31, 2009, we recorded a net loss of $157 million, compared to a net loss of $61 million in the same period in fiscal 2008, to adjust the book value of certain swap instruments to fair value at the balance sheet date. This relates to fair value hedge adjustments and swaps that do not qualify for hedge accounting. During the nine months ended May 31, 2009, the Limited Partnership ceased using hedge accounting which resulted in a loss on interest rate and foreign currency swap of $180 million.

Foreign exchange gains. We recorded net foreign exchange gains of $285 million for the nine months ended May 31, 2009 primarily related to U.S. dollar denominated debt that is not hedged. During the three months ended May 31, 2009, as a result of the termination of our hedges related to the Canwest Media Inc. and the Limited Partnership debt, we recorded foreign currency gains of $296 million. For the nine months ended May 31, 2008, we recorded net foreign exchange gains of $5 million primarily related to U.S. dollar denominated debt that is not hedged and inter-company advances to our Turkish operations offset by a foreign currency loss on U.S. dollar denominated inter-company advances to the equity accounted CW Media in-trust entities.

Investment gains, losses and write-downs. We recorded investment losses of $10 million for the nine months ended May 31, 2009 compared to $22 million in the same period of fiscal 2008, primarily due to the loss recorded on certain investments.

Loan impairment. During the nine months ended May 31, 2009, we determined that Canwest, our parent company, did not have the resources to repay the Intercompany advance from us and accordingly, we recorded a provision for loan impairment of $53 million against their loans.

Impairment loss on property and equipment. We recorded impairment losses of $32 million for the nine months ended May 31, 2009. The loss is due to an impairment of property and equipment in our E! Network stations and Out-of-home segments due to lower future profit expectations as a result of the current outlook for the advertising market for these operations.

Impairment loss on intangible assets. We recorded impairment losses on intangible assets of $198 million for the nine months ended May 31, 2009. The loss is due to an impairment of broadcast licences of Canadian television, masthead in Publishing, and site licences in Out-of-home reporting units due to lower future profit expectations as a result of the current outlook for the advertising market for these operations.

Impairment loss on goodwill. We recorded impairment losses on goodwill of $1,158 million for the nine months ended May 31, 2009. The loss is primarily due to an impairment of goodwill in Publishing and Out-of-home reporting units due to lower future profit expectations as a result of the current outlook for the advertising market for these operations.

Income taxes. For the nine months ended May 31, 2009 we recorded income tax expense of $150 million. The effective tax rate was different than our statutory rate of 31% as a result of adjustments in the income tax expense including: $395 million expense related to goodwill and intangible asset impairments, $197 million expense related to changes in valuation allowance, and $18 million expense related to non-deductible accretion expenses. These adjustments were partly offset by a $16 million recovery related to uncertain tax positions.

Minority interest. For the nine months ended May 31, 2009, we recorded a minority interest recovery of $19 million related to the 43% minority interest in Ten Holdings and charge of $15 million related to certain specialty television stations not wholly-owned by Canadian and CW Media television segments. The minority interest related to Ten Holdings was in a recovery position compared to a charge for the same period in fiscal 2008 as a result of net losses as compared to net earnings.

Interest in equity accounted affiliates. For the nine months ended May 31, 2009, we recorded interest in equity accounted affiliates of $1 million as compared to $40 million for the same period in fiscal 2008. In fiscal 2008, the interest in equity accounted affiliates primarily related to the operations of CW Media, which were equity accounted while held in trust until December 20, 2007 and are now consolidated.

Net loss from continuing operations. Our net loss from continuing operations for the nine months ended May 31, 2009 was $1,560 million compared to a net loss of $15 million for the same period in fiscal 2008.

Discontinued operations. For the nine months ended May 31, 2009 net loss from discontinued operations was $44 million compared to $4 million for the same period in fiscal 2008 reflecting our Turkey radio segment, which was sold in June 2009, the United Kingdom radio segment, which was sold in July 2008, and The New Republic, which was sold in March 2009. The sale transaction for the Turkey radio segment resulted in a loss on sale of $9 million.

Net loss. Our net loss for the nine months ended May 31, 2009 was $1,633 million compared to a net loss of $19 million for the same period in fiscal 2008.

Segment Results
Publishing
Revenue. Revenue decreased by $138 million, or 14%, to $861 million for the nine months ended May 31, 2009 as compared to $999 million for the same period in fiscal 2008. Advertising revenue decreased by 18% for the nine months ended May 31, 2009 compared to the same period in fiscal 2008 as a result of declines in classified, national, retail and inserts, which was partly offset by an increase in online advertising. Circulation revenue for the nine months ended May 31, 2009 decreased by 1% as compared to the same period in fiscal 2008 as a 6% decrease in circulation volume was partly offset by higher average per copy prices. Circulation revenue as a percentage of total revenue for the publishing segment was approximately 22% for the nine months ended May 31, 2009 compared to 19% for the same period in fiscal 2008.

Operating expenses. Operating expenses decreased by $48 million, or 6%, to $709 million for the nine months ended May 31, 2009 as compared to $757 million for the same period in fiscal 2008. The decreases primarily relate to reductions in wage costs, as a result of the restructurings in these operations, reductions in distribution costs, newsprint costs and marketing and promotions expenses. Newsprint prices increases of 20% were offset by decreases in newsprint consumption. The expense decreases were partly offset by charges associated with the shut down of the print directory business and certain free daily newspapers.

Segment operating profit. Segment operating profit for the nine months ended May 31, 2009 decreased by $90 million, or 37%, to $152 million as compared to $242 million for the same period in fiscal 2008. The decrease resulted primarily from decreased revenue as discussed above.

Canadian television
Revenue. Revenue from our Canadian television operating segment decreased by $23 million, or 4%, to $521 million for the nine months ended May 31, 2009 as compared to $544 million for the same period in fiscal 2008. This reflected a 6% decline in conventional television advertising revenue resulting from the current economic downturn.

Decreases in conventional television advertising revenue were partly offset by a 17% increase in advertising revenue of our specialty channels. Subscriber revenue from our specialty channels decreased by 5% for the nine months ended May 31, 2009 as compared to the same period in fiscal 2008, due to the shut down of the CoolTV channel in the fourth quarter of fiscal 2008 and the Xtreme Sports channel during the first quarter of fiscal 2009.

Operating expenses. For the nine months ended May 31, 2009, operating expenses (including selling, general and administrative expenses) of our Canadian television operations of $469 million were $12 million, or 2%, lower than the same period in fiscal 2008, primarily related to lower staffing levels, due to the digital news initiative, merger synergies and restructuring activities, and reductions of marketing and promotional costs which were partly offset by increases in program amortization.

Segment operating profit. The Canadian television segment reported segment operating profit of $52 million for the nine months ended May 31, 2009 as compared to $64 million the same period in fiscal 2008 reflecting the decrease in revenue partly offset by decreases in expenses described above.

CW Media television
Revenue. Revenue from our CW Media television operating segment increased by $15 million or 5% to $295 million for the nine months ended May 31, 2009 as compared to $279 million for the same period in fiscal 2008. This reflected an increase in advertising revenue of 4% and an increase in subscriber revenue of 8% for the nine months ended May 31, 2009 compared to the same period in fiscal 2008.

Operating expenses. For the nine months ended May 31, 2009, operating expenses (including selling, general and administrative expenses) of our CW Media operations decreased by $12 million or 7% to $166 million compared to $178 million for the same period in fiscal 2008, primarily as a result of a 1% decrease in program amortization expense, lower staffing costs as a result of merger synergies and restructuring, and promotion costs.

Segment operating profit. The CW Media television segment operating income of $129 million for the nine months ended May 31, 2009 was $28 million or 27% higher than the same period in fiscal 2008 primarily reflecting the increase in revenue and decreases in expenses described above.

Australian television
Revenue. Segment revenue decreased by 19% to $465 million for the nine months ended May 31, 2009 from $575 million for the same period in fiscal 2008. In local currency, revenue decreased by 13%, reflecting the impact of the deterioration of the advertising market and the impact of not broadcasting the Australian Football League final and Rugby World Cup that occurred in the nine months ended May 31, 2008. The effect of the weakening currency relative to the Canadian dollar decreased revenue by $34 million for the nine months ended May 31, 2009.

Operating expenses. Segment operating expenses decreased 9% to $366 million for the nine months ended May 31, 2009 as compared to $402 million for the same period in fiscal 2008. This reflected a 2% decrease in operating expenses in the local currency, primarily reflecting management’s efforts to contain costs. The effect of the weakening currency relative to the Canadian dollar decreased operating expenses by $27 million for the nine months ended May 31, 2009.

Segment operating profit. Segment operating profit decreased by 43% to $99 million for the nine months ended May 31, 2009 as compared to $173 million for the same period last year as a result of the decrease in revenue partly offset by decreases in expenses described above.

Out-of-home advertising. Revenue from our Out-of-home advertising segment decreased by 16%, or $19 million, to $103 million for the nine months ended May 31, 2009 as compared to the same period in fiscal 2008. In local currency, revenue decreased by 9% compared to the nine months ended May 31, 2008, primarily as a result of the weakening economies in which it operates. The effect of the weakening currency relative to the Canadian dollar decreased revenue by $8 million for the nine months ended May 31, 2009. Our segment operating loss from the Out-of-home advertising operations was $1 million for the nine months ended May 31, 2009 as compared to operating income of $6 million in the same period in fiscal 2008.

Corporate and other. Corporate expenses were $21 million for the nine months ended May 31, 2009 as compared to $28 million in same period in fiscal 2008. The reduction is primarily a result of lower payroll and benefit costs and a reduction in discretionary spending.

Restructuring. During the first quarter, we announced initiatives to reduce staffing levels in our Canadian television, CW Media television and Publishing operations by 600 positions. During the nine months ended May 31, 2009 we accrued $36 million related to these initiatives. Restructuring also includes $14 million related to professional costs associated with the ongoing corporate recapitalization activities. See note 8 of our interim unaudited consolidated financial statements for additional information.

Broadcast rights impairments. During the nine months ended May 31, 2009, we evaluated the valuation of broadcast rights of our E! Network stations and Australian television and wrote down broadcast rights by $45 million.

Retirement plan curtailment expense. During the nine months ended May 31, 2009, one of the retirement plans was curtailed and as a result, we recorded a charge of $31 million. The obligation under this pension was secured by a letter of credit which was called by the plan’s trustee in June 2009.

CONSOLIDATED QUARTERLY FINANCIAL RESULTS
For the three month periods ended (in thousands of dollars, except as noted)
(Unaudited)

	May 31, 2009	February 28, 2009(1)	November 30, 2008(1)	August 31, 2008(1)
Revenue	726,837	634,490	881,738	720,586
Operating income before amortization	66,334	14,409	203,826	60,437
Net earnings (loss) from continuing operations	(154,393)	(1,393,766)	(31,786)	(1,003,996)
Net earnings (loss)	(163,228)	(1,438,044)	(31,824)	(1,016,897)
Cash flow from continuing operating activities	(147,727)	(12,255)	(4,085)	49,399
Cash flow from operating activities	(133,833)	(11,257)	(2,252)	47,482

	May 31, 2008(1)	February 29, 2008(1)	November 30, 2007(1)	August 31, 2007(1)
Revenue	846,160	697,192	862,644	673,365
Operating income before amortization	177,755	93,827	222,051	77,943
Net earnings (loss) from continuing operations	(23,229)	(31,297)	39,526	(46,548)
Net earnings (loss)	(24,398)	(33,355)	38,878	197,741
Cash flow from continuing operating activities	25,542	44,926	(24,579)	117,296
Cash flow from operating activities	25,768	43,750	(26,078)	125,620

(1)	Revised to reflect the classification of our United Kingdom and Turkey radio segments and The New Republic as discontinued operations.

LIQUIDITY AND CAPITAL RESOURCES

Going Concern
Our principal uses of funds are for capital expenditures and servicing our debt and related financial instruments. We have historically met these requirements by using cash generated from operating activities and through available debt instruments.

The media industry has recently experienced declines in advertising revenue reflecting a weak economic environment. Our operating results and cash flows for the nine months ended May 31, 2009 reflect the effects of the deterioration in the economy and reduced advertising revenue for our Canadian television, Australian television, Out-of-home and Publishing operations. The outlook for the advertising market remains uncertain and the weakness in the advertising market is likely to continue until the economy improves. The significantly reduced advertising revenue has reduced cash flows from operations and impaired our liquidity. As at May 31, 2009, our current liabilities significantly exceed our current assets. In March 2009, Canwest Media Inc. did not make an interest payment which was due on its 8% senior subordinated notes and is in default under the terms of that indenture. In addition, its subsidiary, Canwest Limited Partnership, is in default under the terms of its senior credit facilities, its senior subordinated credit facility and its senior subordinated notes indenture because it failed to make payments of interest and principal due in May 2009 on its senior credit facility and its related hedging derivative instruments and it failed to satisfy the demand for immediate repayment of its obligations related to the hedging derivative instruments.

We have developed restructuring plans to reduce costs and close or sell underperforming operations. In addition, as described under the heading “recapitalization” below we are working to restructure and reduce our debt obligations which is necessary to resolve our liquidity issues and to continue to operate. While we continue to develop and implement strategies, there can be no assurance as to the outcome or success of these strategies.

Canwest Media Inc.
Due to the decline in its operating results and the reduction in its cash distributions from its non-guarantor subsidiaries, including Canwest Limited Partnership and Ten Holdings, Canwest Media Inc. failed to make an interest payment on the 8% senior subordinated notes which was due in March 2009 and is in default under the terms of the indenture. Canwest Media Inc. has entered into a forbearance agreement with the members of an ad hoc committee holding a significant majority of the outstanding principal amount of the 8% senior subordinated notes under which they have agreed to not take any action to enforce their rights related to the default until July 17, 2009. In May 2009, Canwest Media Inc. entered into a $75 million revolving credit facility and issued $105 million in 12% notes (See note 10 of our interim unaudited financial statements) to fund operations and repay the amounts owed under the senior credit facility and the derivative instruments.

Failure to complete an agreement in principle on a recapitalization transaction with the members of the ad hoc committee of the 8% senior subordinated note holders prior to July 17, 2009 or to such later date as may be agreed could result in a demand to immediately repay all Canwest Media Inc. debt. The aggregate carrying value of the Canwest Media Inc. debt as at May 31, 2009 was $954 million. Canwest Media Inc. would not have sufficient liquidity to satisfy any such demand.

Recapitalization
The Company is in discussions with various parties, including the 12% noteholders and the members of the ad hoc committee of holders of 8% senior subordinated notes of Canwest Media Inc., regarding the recapitalization of the Company that may involve a cash investment and/or a conversion of certain of its existing debt to equity, to reduce the debt of Canwest Media Inc. The Company believes that a significant reduction in its debt is necessary to resolve its liquidity issues and to continue to operate. There can be no assurance that a recapitalization will be completed.

Canwest Limited Partnership
Canwest Limited Partnership was not in compliance with its financial covenants as of May 31, 2009 and failed to make payments of interest and principal that were due in May 2009 on its senior credit facility and the associated hedging derivative instruments. These payments were not made in order to preserve liquidity to fund operations while the Canwest Limited Partnership works to effect a recapitalization transaction. As a consequence, Canwest Limited Partnership does not have the ability to make additional draws on its revolving facility and the senior secured creditors could demand the immediate payment of the amounts outstanding under the facilities. The carrying value of the amounts due under the senior secured credit facilities as at May 31, 2009 was $874 million. As a result of the payment default, the hedging derivative instrument counterparties terminated the hedging arrangements and demanded immediate payment of an aggregate of $69 million. Canwest Limited Partnership has not satisfied this demand and does not have adequate liquidity to satisfy this or any other such demand.

The default under the senior secured credit agreement constitutes an event of default under the senior subordinated credit facility and the lenders thereunder could demand immediate repayment of these debts. The default under the senior credit agreement together with the termination of hedging agreements and the demand for immediate payment of an aggregate of $69 million thereunder constitutes a default under the Canwest Limited Partnership 9.25% senior subordinated notes indenture, and if this default is not remedied within the applicable grace period the noteholders could demand immediate repayment of these debts. The aggregate carrying value of amounts outstanding under the senior subordinated credit facility and the senior subordinated notes is $503 million.
Canwest Limited Partnership would not have adequate liquidity to satisfy a demand for repayment under the senior subordinated credit facility nor the 9.25% senior subordinated notes indenture.

The Canwest Limited Partnership is in discussions with the holders of its senior secured credit facilities and its senior subordinated credit facility regarding its future financing and capital requirements. There can be no assurance as to the outcome or success of these discussions.

Other significant subsidiaries
Certain of our other subsidiaries have significant debt obligations. These obligations are subject to financial covenants that are based on operating results, financing expenses and outstanding debt obligations. Each of these subsidiaries was in compliance with its financial covenants as of May 31, 2009. The ability of these subsidiaries to maintain compliance with their financial covenants in the future is dependent upon various factors, including the advertising markets on which they rely, some of which are outside their control.

Sources of Funds
Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At May 31, 2009, we had cash on hand of $118 million including $35 million of our cash, $29 million of Canwest Limited Partnership cash, $28 million of Ten Holdings cash, and $24 million at CW Media. In addition, we had cash of $47 million that is restricted to secure certain obligations of the Company.

In addition to the above sources of liquidity, Network TEN had unused borrowing capacity of A$325 million under its credit facilities and CW Media had $50 million available under its revolving credit facility at May 31, 2009.

Derivative Instruments
In March 2009, Canwest Media Inc. settled the fair value swaps on our 8% senior subordinated notes. Canwest Media Inc. received cash proceeds of $105 million.

Hollinger Arbitration
In March 2009, we received $34 million in full settlement of amounts owing to Canwest Media Inc. and Canwest Publications Inc. pursuant to an arbitration award in connection with our dispute with Hollinger International Inc. (now Sun-Times Media Group Inc.) relating to unresolved adjustments and claims associated with the November 15, 2000 acquisition of certain newspaper assets.

Subsequent Event

Subsequent to May 31, 2009 we reached an agreement to sell two of our E! Network television stations, CHCH-TV in Hamilton and CJNT-TV in Montreal for nominal proceeds. The sale is contingent on receiving CRTC approval of the transfer of control and securing a renewal of the CHCH’s collective bargaining agreement that includes certain changes that will impact employee pension and benefits.

Issuance of Debt
During the quarter, Canwest Media Inc. entered into a $75 million revolving credit facility, of which $16 million was drawn on May 31, 2009 and issued $105 million in 12% notes. The proceeds were used to repay the derivative instruments, cash collateralize letters of credit and to fund operations. See the debt section of this MD&A for further information on these new financings.

Recapitalization
We are in discussions with various parties, including representatives of the ad hoc committee of holders of 8% senior notes of Canwest Media Inc., regarding a recapitalization of our Company which is expected to involve a cash investment and/or a conversion of certain of our existing debt to equity. We believe that a significant reduction in the amount of or the elimination of our subordinated debt obligations are critical to ensuring our continuation as a going concern.

Uses of Funds
Capital Expenditures
In the first nine months of fiscal 2009, our capital expenditures amounted to $66 million. Of these capital expenditures, $34 million were made by our subsidiaries which are guarantors under the Canwest Media Inc. debt facilities. For the remainder of fiscal 2009, we expect our capital expenditures to be approximately $27 million of which approximately $10 million will relate to our subsidiaries which are guarantors under the Canwest Media Inc. debt facilities.

Long-term debt payments and Letters of Credit
CW Media has required repayments of $75 million in annual principal payments on its long-term debt.

CRTC Part II Licence Fees
The Canadian Association of Broadcasters (“CAB”), on behalf of their members, has challenged the validity of the Part II licence fees payable annually to the CRTC by television and radio broadcasters. In December 2006, the Federal Court ruled that the Part II licence fees were an illegal tax. The Federal Government appealed the Federal Court judgment and on April 28, 2008, the Appeal Court ruled that the fees, in fact, represented administrative costs incurred by the CRTC and not an illegal tax. On December 18, 2008 the CAB’s application for leave was granted and thus an appeal process with the Supreme Court of Canada will commence. The CRTC has confirmed with CAB that it will not attempt to collect the outstanding Part II licence fees until the earlier of (i) the Appeal Court decision is affirmed by the Supreme Court of Canada or (ii) the matter is settled between the parties. We have accrued the Part II licence fees using known rates since the beginning of the legal proceeding and will continue to accrue them until a final decision is rendered on the matter. As at May 31, 2009, we had $27 million accrued in current liabilities representing unpaid Part II licence fees.

CRTC Benefits
We expect to fund the CRTC benefit obligations created from the acquisition of the CW Media broadcast operations of $151 million over a seven year period commencing in fiscal 2008 primarily using cash on hand and cash flow from operations of CW Media. Approximately 10% of the benefits will be directed to social benefits payable by CW Media to third parties, approximately 10% will be funded by Canwest television segment related to news and public affairs programming and the remaining 80% will be directed to incremental production of Canadian programming by CW Media which may be aired on its channels. Our expenditures related to the CRTC benefit obligations in fiscal 2009 are expected to total $21 million of which $12 million has been spent to date.

Distributions
Ten Holdings historically made distributions twice annually. In December 2008, Ten Holdings declared a distribution of A$0.02 of which our share of $9 million was received in January 2009. In July 2008, Ten Holdings distributed $32 million, $18 million to us and $14 million to other shareholders. The distributions from our Australian operations are affected by the profitability of these operations. Ten Holdings has announced that it does not expect to make any further distributions in fiscal 2009.

The Limited Partnership makes distributions to Canwest Media Inc. In the first four months  of fiscal 2009, we received $45 million from the Limited Partnership. The distributions from the Limited Partnership are restricted by the availability of distributable cash as defined under its debt agreements. In addition, the Limited Partnership’s ability to make distributions is limited by its debt covenants. During the second quarter, as a result of lower revenue and EBITDA, the Limited Partnership limited its distributions to Canwest Media Inc. to $10 million and is not expected to make further distributions for the remainder of fiscal 2009.

Financial Instruments
During the nine months ended May 31, 2009, we made payments of $105 million to settle the Canwest Media Inc. derivative financial instruments.
On May 29, 2009, as a result of the failure to pay amounts due under the hedging derivative instruments, the Canwest Limited Partnership was in default of the terms of the hedging derivative instruments and the counterparties terminated the hedging arrangements and demanded payment of the Canwest Limited Partnership’s net obligations under those arrangements in the aggregate amount of $69 million. The Limited Partnership has not satisfied the demand for payment and does not have adequate liquidity to do so.

Retirement Plan Curtailment
In May 2009 Canwest Media Inc. curtailed a retirement compensation arrangement. Our obligations under this arrangement was secured by a $41 million letter of credit which was redeemed by the trustee in June 2009. The redemption was funded by the restricted cash that had been deposited as collateral against the letter of credit.

Restructuring and Recapitalization
As part of the ongoing restructuring and recapitalization process, we are committed to pay certain professional and other fees related us and the other parties involved in the process. We expect to incur $10 to $15 million in such costs in the fourth quarter of fiscal 2009.

Debt
Credit Facilities

The Canwest Media Inc. senior credit facility was repaid and terminated in May 2009 utilizing proceeds from the settlement of the Hollinger arbitration and the proceeds from the termination of Canwest Media Inc.’s hedging derivatives.

Canwest Media Inc. entered into a revolving $75 million secured credit facility bearing interest at the greater of prime rate and 2.25% plus an applicable margin. The capacity available under the facility is calculated based upon the value of certain assets that secure the facility including accounts receivable and property and equipment, capped at $75 million. As at May 31, 2009 there was an additional $49 million available under the facility. The facility matures on July 17, 2009. Under certain circumstances the lenders may extend the maturity date by up to twelve months. The facility is secured by all current and future assets of Canwest Media Inc., its wholly owned Canadian television operations, the National Post and by a second charge on the shares held in Ten Network Holdings Limited but excludes the collateral accounts held by the Bank of Nova Scotia. The facility is guaranteed by Canwest Global Communications Corp., Canwest Media Inc. and substantially all of the wholly owned subsidiaries of Canwest Media Inc., excluding the Canwest Limited Partnership and its subsidiaries. All deposits of Canwest Media Inc. and its wholly owned Canadian television operations and the National Post are applied against amounts outstanding under the revolving facility daily. The facility is subject to a number of affirmative and negative covenants.

Canwest Media Inc. issued $105 million (US$94 million) of notes and received cash of $100 million (US$89 million). The notes bear interest at 12% and mature on November 21, 2009. Under certain circumstances the holders may extend this maturity by up to three months. The notes are secured by a first charge against the shares held in Ten Network Holdings Limited and a second charge on all assets that secure the secured revolving credit facility of Canwest Media Inc. as described above. The notes are guaranteed by Canwest Global Communications Corp., Canwest Media Inc. and substantially all of the wholly owned subsidiaries of Canwest Media Inc., excluding the Canwest Limited Partnership and its subsidiaries. The note purchase agreement includes a number of affirmative and negative covenants including milestone conditions under which the Company must, by July 17, 2009, have completed an agreement in principal and, by July 31, must have completed a definitive agreement with members of the ad hoc committee of 8% note holders related to the restructuring of the Company.

The interest payment due March 15, 2009 under Canwest Media Inc.’s 8% subordinated notes was not paid. Canwest Media Inc. has entered into a forbearance agreement with the members of an ad hoc committee of note holders holding a significant majority of the aggregate principal amount of the 8% senior subordinated notes aimed at allowing sufficient time for a recapitalization of the Company that is satisfactory to all of our stakeholders, including the senior lenders to Canwest Media Inc. and the holders of the 8% senior subordinated notes. The forbearance agreement expires on July 17, 2009.

Canwest Limited Partnership has a senior secured credit facility and unsecured debt. The senior secured credit facility, which is secured by substantially all the assets of the Limited Partnership, consists of a $250 million revolving term loan, a $265 million term loan and a US$460 million term loan. As at May 31, 2009, Canwest Limited Partnership had fully drawn on its term loan facilities and had drawn $116 million on its revolving term credit facility. The unsecured facilities consist of a $75 million senior subordinated unsecured credit facility and US$400 million in senior subordinated notes. Canwest Limited Partnership was not in compliance with its financial covenants as of May 31, 2009 and failed to make payments of interest and principal that were due in May 2009 on its senior credit facility and the associated hedging derivative instruments. These payments were not made in order to preserve liquidity to fund operations while the Canwest Limited Partnership works to effect a recapitalization transaction. As a consequence, Canwest Limited Partnership does not have the ability to make additional draws on its revolving facility and the senior secured creditors could demand the immediate payment of the amounts outstanding under the facilities. As a result of the payment default the derivative instrument counterparties terminated the hedging arrangements and demanded immediate payment of an aggregate of $69 million. Canwest Limited Partnership has not satisfied this demand and does not have adequate liquidity to satisfy this or any other such demand.

The default under the senior secured credit agreement constitutes an event of default under the senior subordinated credit facility and the lenders thereunder could demand immediate repayment of these debts. The default under the senior credit agreement together with the termination of hedging agreements and the demand for immediate payment of an aggregate of $69 million thereunder constitutes a default under the Canwest Limited Partnership 9.25% senior subordinated notes indenture, and if this default is not remedied within the applicable grace period the noteholders could demand immediate repayment of these debts. Canwest Limited Partnership would not have adequate liquidity to satisfy a demand for repayment under the senior subordinated credit facility nor the senior subordinated notes indenture.

Ten Holdings has an unsecured credit facility due in April 2011. As at May 31, 2009, A$305 million was drawn against this A$630 million facility. In addition, Ten Holdings had senior unsecured notes and senior notes in the amount of US$125 million and A$150 million.

CW Media has a senior secured credit facility, which consists of a $50 million revolving term loan and a US$440 million term loan. This facility is secured by all the assets of CW Investments. As at May 31, 2009, CW Media had drawn nil upon the $50 million revolving term loan and had fully drawn the amount allowed under the term loan. CW Media Holdings Inc. also has US$312 million senior unsecured notes which bear interest at 13.5% and are due on August 15, 2015. No principal or interest payments are due under the senior notes until August 15, 2011 at which time semi-annual payments of interest only will commence. The notes are unsecured and guaranteed by CW Media Holdings and its wholly owned subsidiaries.

General
The following table sets out the principal amount of debt outstanding at May 31, 2009, which is translated at May 31, 2009 foreign currency exchange rates and includes debt issuance costs. The first column of the table presents our debt at the foreign exchange rates specified in our foreign currency swap arrangements, where applicable.

	Principal amount of debt at swapped foreign exchange rates	Principal amount of debt at current foreign exchange rates	Accounting adjustments(1)	Carrying value as at May 31, 2009	Carrying value as at August 31, 2008
Canwest Media Inc.:
Secured revolving facility	16,121	16,121	-	16,121	-
Secured notes	102,575	102,575	(5,783)	96,792	-
Senior subordinated notes(2)	830,843	830,843	10,366	841,209	828,755
	949,539	949,539	4,583	954,122	828,755
Canwest Limited Partnership:
Senior secured credit facility - revolver	116,000	116,000	-	116,000	96,000
Senior secured credit facility - credit C	265,000	265,000	(2,474)	262,526	262,028
Senior secured credit facility - credit D(2)	500,044	500,044	(4,413)	495,631	483,999
Senior subordinated unsecured credit facility	75,000	75,000	(786)	74,214	74,152
Senior subordinated unsecured notes(2)	436,680	436,680	(8,366)	428,314	415,766
	1,392,724	1,392,724	(16,039)	1,376,685	1,331,945
CW Media Holdings Inc.:
Senior secured revolving credit facility	-	-	-	-	8,000
Senior secured credit facility	467,875	480,055	(12,095)	467,960	457,688
Senior unsecured notes	369,328	369,328	(8,113)	361,215	329,630
	837,203	849,383	(20,208)	829,175	795,318
Ten Network Holdings Limited:
Bank loan A$305,000 (August 31, 2008 – A$260,000)	267,150	267,150	-	267,150	250,195
Senior unsecured notes US$125,000 (August 31, 2008 – US$125,000)	184,013	137,013	-	137,013	132,322
Senior unsecured notes A$150,000 (August 31, 2008 – A$150,000)	131,385	131,385	-	131,385	136,470
	582,548	535,548	-	535,548	518,987
	3,762,014	3,727,194	(31,664)	3,695,530	3,475,005

(1)	Accounting adjustments include debt issuance cost, certain hedge fair value adjustments and fair value hedge basis adjustments.
(2)	During the third quarter, the swaps related to these debts were terminated.

FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign currency exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long-term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Foreign currency and interest rate swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivative financial instruments for trading purposes. As a result of the changes in our credit status, we are no longer in position to utilize foreign currency and interest rate swaps to manage interest rate and foreign currency exchange risk at Canwest Media Inc. and Canwest Limited Partnership because these financial instruments are not available to us.

Except as disclosed, there has been no change in the purpose or terms of our financial instruments.

As at May 31 2009, with the exception of Ten Network Holdings Limited senior unsecured notes and CW Media Inc. senior secured credit facility, we have not hedged the currency exposure on our U.S. dollar denominated debt. In March 2009, we settled the cross currency interest rate swaps related to our Canwest Media Inc. senior subordinated notes and accordingly the US $761 million in senior subordinated notes are no longer hedged.

In May 2009, the counterparties of the cross currency interest rate swaps related to the Canwest Limited Partnership’s senior secured credit facility – credit D and the senior subordinated unsecured debt terminated the derivative instruments. As a result, these debts are no longer hedged.

In March 2009, Canwest Media Inc. agreed with its swap counterparties to settle the fair value swap related to its senior subordinated notes and received cash proceeds of $105 million. Further, we paid $105 million to settle certain derivative instruments with a total book value of $105 million.

As a result of these changes, assuming all other variables are held constant, a 25 basis point parallel upward shift in the Canadian and U.S. fixed yield interest rate curves would result in a $7 million improvement in the fair value of all swaps, excluding Ten Holdings. A $0.01 change in the value of the Canadian dollar against the U.S. dollar, assuming all other variables are held constant, would result in a $5 million change in the fair value of the foreign currency and interest rate swaps.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of May 31, 2009, our outstanding swap contracts were in a net unrealized loss position of $120 million. Of this amount, $104 million is recorded as “Hedging derivative instruments”.

INDUSTRY RISKS AND UNCERTAINTIES

Except as disclosed in this section of our MD&A, our risks and uncertainties have not materially changed from those described in our 20-F Annual Report for the year ended August 31, 2008 filed by Canwest Media Inc. with the Securities and Exchange Commission in the United States (available on EDGAR at www.edgar.com).

The media industry has recently experienced declines in advertising revenue reflecting a weak economic environment. The outlook for the advertising market remains uncertain and the weakness in the advertising market is likely to continue until the economy improves.

OFF BALANCE SHEET ARRANGEMENTS AND GUARANTEES

In connection with the disposition of assets, we have provided customary representations and warranties that range in duration. In addition, as is customary, we have agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. We are unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

In connection with the acquisition of Alliance Atlantis, we and Goldman Sachs entered into an indemnity agreement dated August 15, 2007 (the "Indemnity Agreement") and the amended shareholders agreement (the "Shareholders Agreement") governing the manner in which the affairs of CW Media would be conducted. Pursuant to the Indemnity Agreement, we have agreed to indemnify Goldman Sachs with respect to certain representations contained in the Indemnity Agreement and the Shareholders Agreement for an amount not to exceed $125 million and subject to a $25 million damages threshold and a $25 million deductible. The indemnity provided by us will terminate on the delivery of certain audited annual financial statements relating to CW Media and in any event no later than May 31, 2012 (the "Survival Date"). Also, Goldman Sachs agreed to indemnify us with respect to their representations contained in the Shareholders Agreement for an amount not to exceed $65 million and subject to a $25 million damages threshold and a $25 million deductible. The indemnity provided by Goldman Sachs will also terminate on the Survival Date.

Additionally, CW Media entered into an agreement dated August 15, 2007 (the “Separation Agreement”) pursuant to which, certain of the parties to the Separation Agreement agreed to indemnify CW Media in respect of specified liabilities, including certain tax liabilities, and in some cases, on a joint and several basis. As at August 31, 2008, we have recorded income tax liabilities of $27 million which according to the terms of this agreement will be recoverable from other parties to the Separation Agreement if and when the liabilities are realized. We have recorded accounts receivable in this amount.

As part of the acquisition of Alliance Atlantis, we and Goldman Sachs each acquired, for nominal consideration a 50% equity interest in 4437691 Canada Inc., which holds interests in a number of limited partnerships. The limited partnerships include various tax shelters which acquired rights, title and interest in certain film and television programs in return for the exclusive right to distribute such productions for an extended period. We have determined 4437691 Canada Inc. is a variable interest entity and that we are not the primary beneficiary. We account for this investment using the cost basis. In accordance with our agreement with Goldman Sachs, we may be required to fund 50% of the entity’s cash flow requirements. We and Goldman Sachs expect that the funding requirements of 4437691 Canada Inc. will be minimal and have agreed that a funding cap of $7.5 million would apply.

RELATED PARTY TRANSACTIONS

We made operating lease payments of $0.5 million and $1.8 million to Canwest and affiliated companies for the three and nine months ended May 31, 2009, respectively (three and nine months ended May 31, 2008 - $0.8 million and $2.4 million, respectively). The annual obligations under these operating leases of $0.7 million and $0.4 million continue until August 2010 and until May 2018, respectively. In addition, during the nine months ended May 31, 2009, we have included nil (2008 - $0.3 million) of building development expenses payable to this company.

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

CRITICAL ACCOUNTING ESTIMATES

Except as noted below and in the changes in accounting policies section of this MD&A, there are no significant changes in our critical accounting policies or estimates since August 31, 2008 as described in our 20-FAnnual Report for the year ended August 31, 2008.

Broadcast Rights
In accordance with our accounting policy, we amortize the broadcast rights over their anticipated period of use. Effective September 1, 2008, CW Media revised the estimated number of showings attributable to its broadcast rights to reflect their planned usage. The effect of this change in estimate for the nine months ended May 31, 2009 is not practical to measure.

Goodwill and Intangible Assets
We recorded goodwill impairment charges in our Publishing and Out-of-home segments of $1,142 million and $16 million respectively. In addition, we have taken impairment charges of $99 million for mastheads in our Publishing segment, $86 million for broadcast licences in our Canadian television segment, and $13 million for site licences in our Out-of-home segment.

We are required to test Goodwill and indefinite life intangible assets at least annually and more frequently if events or circumstances occur that would more likely or not reduce their fair value. During the nine months ended May 31, 2009, we believe that events and circumstances changed that would more likely than not reduce the fair value of the Publishing and Out-of Home reporting units and certain intangible assets associated with these reporting units below the carrying amounts. In addition, we believe that events and circumstances have changed that more likely than not reduce the fair value of broadcast licences within our Canadian television reporting unit below the carrying amount. The events include a continuing decline in operating results and lower expectations for advertising revenue growth.

For determining the fair value of our reporting units, we use the income approach. Under the income approach, management estimates the discounted future cash flows for three to five years and a terminal value for each of the reporting units. The future cash flows are based on management’s best estimates considering historical and expected operating plans, marketing, content procurement and development strategy, economic conditions, and general outlook for the industry and markets in which the reporting unit operates. The discount rates used by us are based on an optimal debt to equity ratio and considers the risk free rate, market equity risk premium, size premium and operational risk premium for possible variations from management’s projections. The terminal value is the value attributed to the reporting unit’s operations beyond the projected period of 2014 using a perpetuity growth rate based on industry, revenue and operating income trends and growth prospects. The estimation process results in a range of values for which management uses the simple average of the mid-point.

The fair value of mastheads for each publication is estimated using a relief-from-royalty approach using the present value of expected after-tax royalty streams through licencing agreements. The key assumptions under this valuation approach are royalty rates, expected future revenue and discount rates. The fair values of broadcast licences are determined individually or based on a group of licences that operate together using a Greenfield discounted cash flow approach. This approach hypothetically re-measures the broadcast licences assuming the business is commencing its operations on the valuation date. The key assumptions under this valuation approach are future revenue, costs of a hypothetical start-up broadcast operation and discount rates.

We have made certain assumptions for the discount and terminal growth rates to reflect possible variations in the cash flows; however, the risk premiums expected by market participants related to uncertainties about the industry, specific reporting units or specific intangibles assets may differ or change quickly depending on economic conditions and other events. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and we would be required to recognize further impairment losses.

CHANGES IN ACCOUNTING POLICIES

Credit Risk and the Fair Value of Financial Risks and Financial Liabilities
On January 20, 2009, the Emerging Issues Committee issued EIC 173, “Credit Risk and the Fair Value of Financial Risks and Financial Liabilities”. The committee reached a consensus that a company’s credit risk and the credit risk of its counterparties should be considered when determining the fair value of its financial assets and financial liabilities, including derivative instruments, for presentation and disclosure purposes. The accounting treatment for this Abstract should be applied retrospectively without restatement of prior periods to all financial assets and financial liabilities measured at fair value in interim and annual financial statements ending on or after January 20, 2009. The adoption of this Abstract did not significantly impact the unaudited interim consolidated financial statements for the nine months ended May 31, 2009.

Assessing Going Concern
The Accounting Standards Board (“AcSB”) amended CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”, to include requirements for management to assess an entity’s ability to continue as a going concern and to disclose material uncertainties related to events and conditions that may cast significant doubt on the entity’s ability to continue as a going concern. We have adopted the new standard effective September 1, 2008.

Inventories
We adopted CICA 3031, “Inventories” as of September 1, 2008. This section prescribes the measurement of inventories at the lower of cost and net realizable value, with guidance on the determination of cost including allocation of overheads and other costs to inventory. Reversals of previous write-downs to net realizable value are required when there is a subsequent increase in the value of inventories.

Inventory, consisting primarily of printing materials, is valued at the lower of cost, using the first-in first-out cost formula, and net realizable value. The carrying value of the inventories carried at cost as at May 31, 2009 is $8 million (August 31, 2008 - $11 million). As at May 31, 2009, nil inventories are carried at net realizable value (August 31, 2008 – nil). During the nine months ended May 31, 2009, the amount of inventories expensed was $81 million (2008 - $83 million). The amount of write downs or reversal of write downs for the nine months ended May 31, 2009 are nil.

FORTHCOMING CHANGES IN ACCOUNTING POLICIES

Goodwill and Intangible Assets
The AcSB issued CICA 3064, “Goodwill and Intangible Assets”, which we must apply for our fiscal year beginning on September 1, 2009. CICA 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. CICA 3064 expands on the criteria when intangible assets can be recognized. CICA 3064 applies to internally generated intangible assets such as research and development activities and rights under licencing agreements. The section also indicates that expenditures not meeting the recognition criteria of intangible assets are expensed as incurred. We are currently considering the impacts of the adoption of such standard.

Business Combinations
The AcSB issued CICA Handbook Section 1582, "Business Combinations" and entities adopting CICA 1582 will also be required to adopt CICA Handbook Sections 1601, "Consolidated Financial Statements”, and 1602, "Non-Controlling Interests". These sections replace the former CICA Handbook Sections 1581, "Business Combinations" and 1600, "Consolidated Financial Statements" and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA 1582 will require additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure. CICA 1601 and 1602 will require a change in the measurement of non-controlling interest and will require the change to be presented as part of shareholders’ equity. These standards will become effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. We are currently considering the impacts of the adoption of such standard.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
Following is a reconciliation of operating income before amortization, a non-GAAP measure, to net loss, its most closely comparable GAAP measure:

	For the three months ended		For the nine months ended
	May 31, 2009 $000	May 31, 2008(1) $000	May 31, 2009 $000	May 31, 2008(1) $000
Net loss	(163,228)	(24,398)	(1,633,096)	(18,875)
Amortization	27,405	31,216	85,477	89,015
Interest and other financing expenses	265,857	98,388	402,083	299,159
Accretion of long-term liabilities	27,995	26,274	66,057	74,352
Impairment of property and equipment, intangible assets and goodwill	246,944	-	1,388,848	-
Investment gains, losses and interest income	(722)	20,819	8,152	1,234
Foreign exchange gains	(368,253)	(964)	(284,891)	(5,235)
Loan impairment recovery	53,432	-	53,432	-
Loss from discontinued operations	8,835	1,169	53,151	3,875
Provision for income tax expense (recovery)	(34,684)	16,138	149,564	40,664
Interest in earnings of equity accounted affiliates	(455)	(129)	(1,010)	(39,706)
Minority interest	2,599	9,242	(4,023)	48,088
Realized currency translation adjustments	609	-	825	1,062
Operating income before amortization	66,334	177,755	284,569	493,633

(1)	Revised to reflect the classification of our United Kingdom and Turkey radio segments and The New Republic as discontinued operations. (See note 13 to our unaudited consolidated financial statements).